UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14452________

The Governor and Company of the Bank of Ireland
The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

40 Mespil Road
Dublin 4
Ireland
Telephone: +353 1 6378000

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts), each representing
40 units of Ordinary Stock
Ordinary Stock (with a nominal value of €0.05 each) (listed, but not for trading and only in connection with the listing of the American Depositary Shares)
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

17 CFR 240.12d2-2(a)(1)

17 CFR 240.12d2-2(a)(2)

17 CFR 240.12d2-2(a)(3)

17 CFR 240.12d2-2(a)(4)

Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

X Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Governor and Company of the Bank of Ireland certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: February 2, 2015	By Andrew Keating Name: Andrew Keating Title: Group Chief Financial Officer